Genomic Health, Inc.
301 Penobscot Drive
Redwood City, California 94063

April 26, 2019

Mr. Brian McAllister

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Genomic Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Form 8-K filed on November 6, 2018

File No. 000-51541

Dear Mr. McAllister:

Genomic Health, Inc. (the “Company”, “we”, “us”, or “our”) submits this letter to document the phone conversation between the staff (the “Staff”) of the Securities and Exchange Commission and the Company on April 18, 2019 regarding the follow-up comments from the Staff as received by electronic mail on April 18, 2019 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on March 15, 2018 and Form 8-K furnished on November 6, 2018.

In this letter, we have referred to the Staff’s follow-up comments in italics and have followed it with the Company’s response to the Staff’s follow-up comments.

Form 8-K filed on November 6, 2018

Exhibit 99.1, page 1

1.              Your response to comment 1 indicates that you believe that the upfront and milestone payments made to Biocartis do not represent your ongoing operating activities and their exclusion from the financial results on a non-GAAP basis provides investors with useful information about your ongoing operating activities. Please tell us how you considered Question 100.01 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining whether these adjustments represent normal, recurring, cash operating expenses necessary to operate your business. Your analysis should separately address the license fees, option fees and milestone payments made to

Biocartis that have been included in your adjustments to arrive at your non-GAAP measures.

As discussed during the phone conversation between the Staff and the Company on April 18, 2019, beginning with the Company’s earnings release for the first quarter of fiscal 2019, the Company will no longer include upfront and milestone payments related to its research and development activities as adjustments to its GAAP measures in order to calculate non-GAAP measures.

If you have any questions or further comments, please contact me by email at bcole@genomichealth.com or by phone at (650) 560-2290.

Sincerely,

/s/ G. Bradley Cole
G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.

cc:                                Kimberly J. Popovits, Genomic Health, Inc.

Jason Radford, Genomic Health, Inc.

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP